                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

------
FORM 4
------

[ ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

                                               ---------------------------------
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                                               Estimated average burden hours
                                               per response. . . . . . 0.5
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(Print or Type Response)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Insight Venture Capital Partners IV, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

680 Fifth Avenue
--------------------------------------------------------------------------------
                                    (Street)

New York, NY  10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Exchange Applications, Inc. (EXAP)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if any Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     August 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [ ]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:      7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct     Nature of
                                  2.                Code         ----------------------------    Owned at End  (D) or     Indirect
1.                                Transaction       (Instr. 8)                   (A)             of Month      Indirect   Beneficial
Title of Security                 date              -----------      Amount      or     Price    (Instr. 3     (I)        Ownership
(Instr. 3)                        (Month/Day/Year)   Code    V                   (D)             and 4)        (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


                                                                          (Over)
                                                                 SEC 1474 (7-97)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                           9.       Owner-
                                                                                                           Number   ship
                                                                                                           of       Form
            2.                                                                                             Deriv-   of
            Conver-                    5.                                      7.                          ative    Deriv-   11.
            sion                       Number of                               Title and Amount            Secur-   ative    Nature
            or                         Derivative            6.                of Underlying      8.       ities    Secur-   of
            Exer-             4.       Securities            Date              Securities         Price    Benefi-  ity:     In-
            cise     3.       Trans-   Acquired (A)          Exercisable and   (Instr. 3 and 4)   of       cially   Direct   direct
            Price    Trans-   action   or Disposed           Expiration Date   -----------------  Deriv-   Owned    (D) or   Bene-
1.          of       action   Code     of(D)                 (Month/Day/Year)         Amount      ative    at End   In-      ficial
Title of    Deriv-   Date     (Instr.  (Instr. 3,            ----------------         or          Secur-   of       direct   Owner-
Derivative  ative    (Month/  8)       4 and 5)              Date     Expira-         Number      ity      Month    (I)      ship
Security    Secur-   Day/     -------  --------------------  Exer-    tion            of          (Instr.  (Instr.  (Instr.  (Instr.
(Instr. 3)  ity      Year)    Code  V   (A)       (D)        cisable  Date     Title  Shares      5)       4)       4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Common      (6)      4/16/01  A     V     904,152            Immed.   4/16/11  Common    904,152  (5)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(1) (5)
------------------------------------------------------------------------------------------------------------------------------------
Common      (6)      4/16/01  A     V     124,272            Immed.   4/16/11  Common    124,272  (5)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(2) (5)
------------------------------------------------------------------------------------------------------------------------------------
Common      (6)      4/16/01  A     V     143,129            Immed.   4/16/11  Common    143,129  (5)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(3) (5)
------------------------------------------------------------------------------------------------------------------------------------
Common      (6)      4/16/01  A     V       7,784            Immed.   4/16/11  Common      7,784  (5)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(4) (5)
------------------------------------------------------------------------------------------------------------------------------------
Common      N/A      6/01/01  H (7)               1,045,475  N/A      6/01/11  Common  1,045,475  (7)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(1) (7)
------------------------------------------------------------------------------------------------------------------------------------
Common      N/A      6/01/01  H (7)                 143,696  N/A      6/01/11  Common    143,696  (7)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(2) (7)
------------------------------------------------------------------------------------------------------------------------------------
Common      N/A      6/01/01  H (7)                 165,500  N/A      6/01/11  Common    165,500  (7)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(3) (7)
------------------------------------------------------------------------------------------------------------------------------------
Common      N/A      6/01/01  H (7)                   9,001  N/A      6/01/11  Common      9,001  (7)               D
Stock                                                                          Stock
Warrants
(right to
buy)
(4) (7)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Series A    .32103 (9)  8/29/01  J (8)        13,294,737          Immed.   N/A      Common  13,294,737  N/A           D
Con-                                                                                Stock
vertible
Redeemable
Preferred
Stock
(1) (8)
------------------------------------------------------------------------------------------------------------------------------------
Series A    .32103 (9)  8/29/01  J (8)         1,827,309          Immed.   N/A      Common   1,827,309  N/A           D
Con-                                                                                Stock
vertible
Redeemable
Preferred
Stock
(2) (8)
------------------------------------------------------------------------------------------------------------------------------------
Series A    .32103 (9)  8/29/01  J (8)         2,104,580          Immed.   N/A      Common   2,104,580  N/A           D
Con-                                                                                Stock
vertible
Redeemable
Preferred
Stock
(3) (8)
------------------------------------------------------------------------------------------------------------------------------------
Series A    .32103 (9)  8/29/01  J (8)           114,457          Immed.   N/A      Common     114,457  N/A           D
Con-                                                                                Stock
vertible
Redeemable
Preferred
Stock
(4) (8)
------------------------------------------------------------------------------------------------------------------------------------
Senior      .3183 (11)  8/29/01  P            33,838,619          Immed.   1/10/05  Common  33,838,619  (10)          D
Secured                                                                             Stock
Con-
vertible
Debentures
(1) (10)
------------------------------------------------------------------------------------------------------------------------------------
Senior      .3183 (11)  8/29/01  P             4,650,984          Immed.   1/10/05  Common   4,650,984  (10)          D
Secured                                                                             Stock
Con-
vertible
Debentures
(2) (10)
------------------------------------------------------------------------------------------------------------------------------------
Senior      .3183 (11)  8/29/01  P               291,323          Immed.   1/10/05  Common     291,323  (10)          D
Secured                                                                             Stock
Con-
vertible
Debentures
(3) (10)
------------------------------------------------------------------------------------------------------------------------------------
Senior      .3183 (11)  8/29/01  P             5,356,712          Immed.   1/10/05  Common   5,356,712  (10)          D
Secured                                                                             Stock
Con-
vertible
Debentures
(4) (10)
------------------------------------------------------------------------------------------------------------------------------------
Common      .3183       8/29/01  P(12)        15,655,980          Immed.   8/29/01  Common  15,655,980  (12)          D
Stock                                                                               Stock
Warrants
(right to
buy)
(1) (12)
------------------------------------------------------------------------------------------------------------------------------------
Common      .3183       8/29/01  P(12)         2,151,852          Immed.   8/29/01  Common   2,151,852  (12)          D
Stock                                                                               Stock
Warrants
(right to
buy)
(2) (12)
------------------------------------------------------------------------------------------------------------------------------------
Common      .3183       6/01/01  P(12)         2,478,369          Immed.   8/29/01  Common   2,478,369  (12)          D
Stock                                                                               Stock
Warrants
(right to
buy)
(3) (12)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common      .3183    8/29/01  P(12)       134,785            Immed.   8/29/01  Common    134,785  (12)              D
Stock                                                                          Stock
Warrants
(right to
buy)
(4) (12)
====================================================================================================================================

                                    INSIGHT VENTURE ASSOCIATES IV, LLC



                                    By:      /s/ Deven Parekh
                                          ----------------------------
                                          Name:  Deven Parekh
                                          Title: Managing Partner
                                    ** Signature of Reporting Person


Explanation of Response:

     In accordance with Instruction 4(b)(v), this statement is being filed by Insight Venture Associates IV, LLC, ("Insight Venture") as the designated filer on behalf of each of the joint filers listed on the Joint Filer Information Schedule attached hereto (collectively, Insight IV, William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (together with Insight Venture and Insight IV the "Reporting Persons")).

(1) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Associates IV, L.P.

(2) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners (Cayman) IV, L.P.

(3) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners IV (Co-Investors) L.P.

(4) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners IV (Fund B) L.P.

(5) On April 16, 2001, the Issuer issued to the Insight IV a warrant (the "April Warrant") to purchase the number of shares of Common Stock equal to the sum of (a) 818,182 and (b) the product of (i) 700,909 and (ii) a fraction (not to exceed 1), the numerator of which is the number of days elapsed since April 16, 2001 and the denominator of which is 262. On April 16, 2001, the Reporting Persons provided to the Issuer a letter of undertaking which provides, among other things, that if the Issuer requires Additional Financing (as defined in the April Letter) to support its ongoing business operations, Insight IV will, under certain circumstances and subject to certain conditions, provide up to $13.5 million of additional financing to the Issuer (the "April Letter"). The April Warrant was issued in consideration of the April Letter. The additional Financing (as defined on the April Letter) will be available at any time from April 16, 2001 through the earlier of December 31, 2001 or the consummation of a Sale of the Corporation. In consideration of the April Letter the Issuer issued to Insight IV the April Warrant. Pursuant to the August 29, 2001 Securities Purchase Agreement (as defined below) Insight IV has provided the Issuer with all Additional Financings required by the April Letter, and, therefore, Insight IV's obligations under the April Letter have terminated.

(6) The April Warrant is exercisable at any time after April 16, 2001 and on or prior to April 16, 2011. The exercise price for the April Warrant is the lowest market price for a share of Common Stock of the Issuer for the period from April 16, 2001 until the earlier of (a) the date of first exercise of the April Warrant and (b) the earliest of (i) December 31, 2001, (ii) August 29, 2001 and (iii) the date of the consummation of a Sale of the Corporation (as defined in the Series A Preferred Stock Purchase Agreement, dated as of January 10, 2001, among the Insight IV and the Issuer). On August 29, 2001, pursuant to the August 29 Securities Purchase Agreement (as defined below) Insight IV's obligations under the April Letter were terminated. As a result of the termination of the April Letter, the conversion price of the April Warrant was set at $.33.

(7) On February 20, 2001, the Issuer issued to the Insight IV a warrant to purchase up to 108,877 shares of the Issuer's Common Stock (the "February Warrant"). On March 28, 2001, the Issuer issued to Insight IV a warrant to purchase up to 294,118 shares of the Issuer's Common Stock (the "March Warrant"). On June 1, 2001, for a total consideration of $7,000,000.00 the Issuer issued to the Insight IV a $7.0 million principal amount 12% Bridge Promissory Note (the "June Note") and a warrant to purchase up to 1,363,672 shares of Common Stock (the "June Warrant"). In consideration for the June Warrant, Insight IV surrendered the February Warrant and the March Warrant and provided additional consideration to the Issuer. The February Warrant and the March Warrant have therefore, been cancelled. On August 29, 2001, in consideration for the August 29 Warrant (as defined below) Insight IV surrendered the June Warrant and provided additional consideration to the Issuer. The June Warrant, therefore, has been cancelled.

(8) On January 10, 2001, the Issuer issued to Insight IV 5,325,645 shares of its Series A Convertible Redeemable Preferred Stock, par value $.001 per share (the "Preferred Stock"), for an aggregate purchase price of $6,725,224.51, which aggregate purchase price represents a per share purchase price of $1.2628. Dividends on the Preferred Stock accrue daily and compound quarterly on the original purchase price of the Preferred Stock at an annual rate equal to 10%. Such dividends are added to the original purchase price of the Preferred Stock. Insight IV may at any time convert all or part of the Preferred Stock, and any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the stated amount of the Preferred Stock, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $1.2628 per share, as such price shall be adjusted from time to time (the "Conversion Price"). The shares reported herein represent only those shares acquired by Insight IV as a result of a decrease in the Conversion Price due to a triggering of the Preferred Stock's anti-dilution provisions (as described below).

(9) The issuance of each of the April Warrant, June Warrant, and the Amended and Restated Convertible Debentures (as defined below) and the August 29 Convertible Debenture (as defined below) triggered the Preferred Stock's anti-dilution protection provisions, which provisions are contained in the Issuer's Certificate of Designation relating to the Preferred Stock, pursuant to which the conversion price of the Preferred Stock has been adjusted to $.32103.

(10) On July 26, 2001, the Issuer and its wholly-owned subsidiary Exstatic Software, Inc., a Washington corporation ("Exstatic"), jointly issued to Insight IV (i) a $7,241,307.37 million principal amount 12% Senior Subordinated Convertible Debenture (the "Note Debenture") and (ii) a $5.0 million principal amount 12% Senior Subordinated Convertible Debenture (the "Wire Debenture" together with the Note Debenture the "Convertible Debenture"). In consideration for the Debenture, Insight IV surrendered the June Note, and all accrued and unpaid interest thereon, and as a result thereof, the June note has been cancelled. On January 10, 2005 the Convertible Debentures become due and are payable in full by the Issuer in cash. As a result thereof, the Reporting Persons will, after January 10, 2005, no longer have the option of converting the Convertible Debentures into Common Stock. On August 29, 2001 the Wire Debenture was amended and restated (the "Amended and Restated Wire Debenture") and the Note Debenture was restated (the "Amended and Restated Note Debenture") to have principal amounts of $5,055,890 and $7,322,251.30 respectively and to have identical terms to the August 29 Debenture (as defined below). On August 29, 2001, the Issuer and Exstatic, jointly issued to Insight IV $1,000,000.00 million principal amount 12% Senior Subordinated Convertible Debenture (the "August 29 Debenture" together with the Amended and Restated Note Debenture and the Amended and Restated Wire Debenture, the "Amended Convertible Debentures").

(11) Interest accrues daily and compounds quarterly on each of the Amended Convertible Debentures at an annual rate equal to 12% and is payable, at the Issuer's and Exstatic's option, in either cash or additional Amended Convertible Debentures. Insight IV may convert at any time each Amended Convertible Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the sum of (1) the product of (A) the principal amount of such Amended Convertible Debenture and (B) 103% plus (2) any accrued and unpaid interest thereon, by (y) .43447, as such price may be amended from time to time (the "Conversion Price").

(12) On August 29, 2001, the Issuer issued to Insight IV a warrant to purchase up to 20,420,986 shares of Common Stock (the "August 29 Warrant"). In consideration for the August 29 Warrant, Insight IV surrendered the June Warrant, purchased the August 29 Debenture, and provided the Issuer additional consideration. The August 29 Warrant is exercisable at any time after August 29, 2001 and on or prior to August 29, 2011.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION

Name:                    InSight Ventures Partners IV, L.P. (f/k/a InSight
                         Capital Partners, IV, L.P.)
Address:                 680 Fifth Avenue
                         New York, NY 10022
Designated Filer:        InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:  Exchange Applications, Inc. (EXAP)
Date of Event:           August 10, 2001
Signature:               /s/   Deven Parekh



Name:                    InSight Venture Partners (Cayman) IV, L.P. (f/k/a
                         InSight Capital Partners (Cayman) IV, L.P.)
Address:                 680 Fifth Avenue
                         New York, NY 10022
Designated Filer:        InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:  Exchange Applications, Inc. (EXAP)
Date of Event:           August 10, 2001
Signature:               /s/   Deven Parekh



Name:                    InSight Venture Partners IV (Fund B), L.P.
                         (f/k/a InSight Capital Partners IV (Fund B), L.P.
Address:                 680 Fifth Avenue
                         New York, NY 10022
Designated Filer:        InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:  Exchange Applications, Inc. (EXAP)
Date of Event:           August 10, 2001
Signature:               /s/   Deven Parekh



Name:                    InSight Venture Partners IV (Co-Investors), L.P.
                         (f/k/a InSight Capital Partners IV (Co-Investors), L.P.
Address:                 680 Fifth Avenue
                         New York, NY 10022
Designated Filer:        InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:  Exchange Applications, Inc. (EXAP)
Date of Event:           August 10, 2001
Signature:               /s/   Deven Parekh

       REPORTING PERSONS' BENEFICIAL OWNERSHIP IN THE ISSUER'S SECURITIES

                                                                                       Series A                      Ownership form
                                                                        Series A       Preferred                      of Derivative
                                                                        Preferred   (shares acquired                 Security Direct
                                         April 16       August 29       (original  after anti-dilution  Convertible      (D) or
                                         Warrants       Warrants         shares)     recalculation)     Debentures     Indirect (I)
                                        ---------      ----------       ---------      ----------       ----------    --------------
InSight Venture Partners IV, L.P.         904,152      15,655,980       4,082,966      12,298,349       33,838,619       (D)

InSight Venture Partners (Cayman) IV,     124,272       2,151,852         561,187       1,690,360        4,650,984       (D)
L.P.

InSight Venture Partners IV (Fund B),     143,129       2,478,369         646,341       2,066,387        5,356,712       (D)
L.P.

InSight Venture Partners IV                 7,784         134,785          35,151         105,879          291,323       (D)
(Co-Investors), L.P.

Insight Venture Associates IV, LLC 1    1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

William Doyle 2                         1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

Scott Maxwell 2                         1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

Jeffrey Horing 2                        1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

Peter Sobiloff 2                        1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

Jerry Murdock 2                         1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

Deven Parekh 2                          1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

Roel Pieper 2                           1,179,337      20,420,986       5,325,645      17,341,083       44,137,638       (I)

------------------

1 InSight Venture is the general partner of the Insight IV, and as such may be attributed beneficial ownership of the securities owned by Insight IV. InSight Venture disclaims beneficial ownership of any Securities owned by Insight IV, except to the extent of its pecuniary interest therein, if any.

2 InSight Venture is managed by Managing Directors who are William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (the "Managing Directors"). Each of the Managing Directors disclaims beneficial ownership of any Securities owned by Insight IV, except to the extent of their pecuniary interest therein, if any.

                                       7